Itaú Unibanco’s profits are up 14.5% in 2022, loan portfolio reaches R$1.14 trillion

Annual profit hit R$30.8 billion, mainly driven by the expansion of loan portfolio and margin with clients, in addition to growth in commissions and fees and revenues from insurance operations

São Paulo, February 7, 2023 - Itaú Unibanco recorded recurring managerial result of R$30.8 billion in 2022, up 14.5% year-on-year, with annualized recurring return on average equity (ROE) of 20.3%. Among the top factors driving these results we highlight the higher financial margin with clients, due to the positive effect of portfolio growth alongside the mix gradually changing towards retail loans. Also contributing to these results were higher commissions and fees and revenues from insurance operations, driven by higher revenues from the card business, both in issuing and acquiring activities, and larger asset management gains.

In R$ million (unless otherwise indicated)	4Q22	3Q22%		2022	2021	%
Recurring Managerial Result	7,668	8,079	-5.1%	30,786	26,879	14.5%
Recurring Managerial Return on Average Equity - Annualized	19.3%	21.0%	170 bps	20.3%	19.3%	100 bps
Total Adjusted Loan Portfolio¹	1,141.5	1,111.0	2.7%	1,141.5	1,027.2	11.1%
NPL 90 days overdue – Total	2.9%	2.8%	10 bps	2.9%	2.5%	40 bps

“The delivery of the best client experience, combined with excellence in risk management, was paramount for consistent results in 2022 and for our starting 2023 very well positioned in the market. We anticipated the current credit cycle, diversified our portfolios and assessed our exposure, while keeping on consolidating our cultural and digital transformation, critical for the results achieved by Itaú Unibanco these past quarters. This set of actions is expressed in our capacity to continue our sustainable growth, creating value for both clients and investors. I’d like to underline the recognition granted by our clients in this period, evidenced by the increased satisfaction levels with the products and services we provide. Our customer satisfaction is and will continue to be the core of our strategy.”

Milton Maluhy Filho

Itaú Unibanco’s CEO

In the fourth quarter of 2022, we recognized in our statements the impacts from a subsequent event to the closing date in connection with the specific case of a large company that had filed for judicial reorganization. There was an increase in provision for loan losses to cover 100% of the exposure, giving rise to an impact of R$ 719 million on recurring managerial result.

Digital means to attract and serve bank’s clients continues to grow in importance. In 2022, 70% of products was purchased digitally by individuals, up 14 percentage points year-on-year. Also when it comes to digital transformation, we ended the year with 50% of our platform modernized and running in the public cloud. Concurrently, we ended 2022 with positive results from our customer centricity journey. We were able to improve our customer satisfaction (measured by NPS) in all segments of individuals (up 8 points on average) and companies (up 10 points on average). We also recorded positive results in employee satisfaction (measured by e-nps), reaching 88 points at the end of 2022.

Total loan portfolio was up 11.1% on a year-on-year basis, reaching R$1,141.5 billion in December 2022. Higher individuals portfolio was driven by larger volume of credit lines associated with secured loans, such as mortgage loans (23.8%), a market we are very active and have launched new functionalities to better serve clients, as well as other credit lines, such as credit cards loans (20.5%), driven by the greater use of this product and personal loans (26.8%) year-on-year.

[1] It includes financial guarantees provided and corporate securities.

Cost of credit, which includes provision for loan losses, totaled R$32.3 billion in 2022, up 59.6% on a year-on-year basis, mainly driven by higher provision for loan losses in the retail business in Brazil. The increase in cost of credit in the fourth quarter of 2022 was associated with the wholesale business in Brazil. This growth was driven by a subsequent event related to a specific case in the corporate segment, which had an impact of R$1.3 billion on cost of credit.

“The growth of revenues, alongside our efficiency program, arises from the cultural and digital transformation Itaú Unibanco has been carrying out. The robust figures of our balance sheet showcase the bank's ability to absorb risks such as those we faced in late 2022. In 2023, we will keep on thriving with disciplined performance and focus on operational efficiency, present in our guidance, to further deliver consistent and sustainable results.”

Alexsandro Broedel

Itaú Unibanco’s CFO

Commissions and fees and result from insurance operations were up 7.8% in 2022 on a year-on-year basis, driven by higher revenues from credit and debit cards, both in issuing and acquiring activities, higher asset management revenues, increase in insurance earned premiums and revenues from premium bonds.

Non-interest expenses reached R$54.6 billion in 2022, up 6.7% on a year-on-year basis. Our trailing 12-month efficiency ratio was 41.2% and 39.1% in Brazil, both at their lowest historical level.

As part of the evolution of the ESG strategy, Itaú Unibanco issued R$2 billion in Social Bonds to support women´s entrepreneurship in Brazil. Carried out under the scope of the bank's Sustainable Finance Framework and an integral part of Itaú's ESG agenda, this transaction is associated with Itaú Women Entrepreneur Program, an initiative in partnership with IFC – that supports and encourages the development of business led by women through acceleration initiatives and training and networking programs.

Further information on Itaú Unibanco’s earnings is available on Itaú Unibanco’s Investor Relations website www.itau.com.br/investor-relations.

Corporate Communication – Itaú Unibanco

imprensa@itau-unibanco.com.br

[1] It includes financial guarantees provided and corporate securities.